Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of AMC Entertainment Holdings, Inc. and subsidiaries for the registration of Class A common stock, par value $0.01, preferred stock, subscription rights, depositary shares, warrants, and units and to the incorporation by reference therein of our reports dated February 26, 2025, with respect to the consolidated financial statements of AMC Entertainment Holdings, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of AMC Entertainment Holdings, Inc. and subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Kansas City, Missouri

February 9, 2026